

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2012

<u>Via E-Mail</u>

Mr. Daniel Salazar Ferrer
Chief Financial Officer
Industrias Bachoco, S.A.B. DE C.V.
Avenida Tehnologico No. 401
Ciudad Industrial C.P. 38010
Celaya, Guanajuato, Mexico

> **Re: Industrias Bachoco, S.A.B. DE C.V.**
> **Form 20-F for the year ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 001-33030**

Dear Mr. Ferrer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 3. Key Information</u>
<u>A.Selected Financial Data</u>

1. Please revise future filings to also include disclosure of your basic and diluted earnings per share as determined in accordance with US GAAP for all periods presented. Refer to the guidance outlined in Instruction 2 to Item 3.A of Form 20-F.

<u>Major Shareholders, page 45</u>

2. We note from the disclosure on page 45 of the Form 20-F that the Robinson Bours family owns 82.75% of the total shares outstanding of the Company. Please revise the notes to

the Company's financial statements to disclose the existence of this control relationship. Refer to the disclosure requirements outlined in ASC 850-10-50-6.

Item 5. Operating and Financial Review and Prospects
A.Operating Results, page 26
Operating Income and EBITDA

3. We note the presentation of the non-GAAP measures EBITDA result and EBITDA margin in the table and discussion on pages 28 and 29 of the Form 20-F. Please revise your disclosure of these non-GAAP measures in future filings to comply with the guidance outlined in Item 10(e) of Regulation S-K. In this regard, your disclosure should be revised to present the most directly comparable Mexican FRS measure (or other relevant GAAP or IFRS measure) and should include a reconciliation of the non-GAAP measure to most directly comparable Mexican FRS measure(or other relevant GAAP or IFRS measure). Your revised disclosure should also explain why management believes the presentation of the measure provides useful information to investors regarding your results of operations or liquidity and should disclose the additional purpose if any that the registrant's management uses the non-GAAP measure. Refer to the guidance outlined in General Instruction C(e) of Form 20-F and Item 10(e) of Regulation S-K.

Note 14. Commitments and Contingencies, page F-54

4. We note from the disclosure in the table of contractual commitments on page 38 of the Form 20-F, that the Company's has significant commitments for future payments under operating lease arrangements at December 31, 2011. Please revise the notes to the Company's financial statements in future filings to include disclosure of the future minimum rental payments required as of the latest balance sheet date presented, in the aggregate and for each of the five succeeding years, for operating leases having an initial or remaining non-cancellable lease term in excess of one year. Refer to the disclosure requirements outlined in ASC 840-20-50.

Note (22) Subsequent Events
(i)Migration to International Reporting Standards (IFRS), page F-79

5. We note from the disclosure included in Note 22 to the financial statements that in connection with the adoption of IFRS for purposes of preparing the Company's financial statements at the transition date of January 1, 2011, the Company will use the deemed cost approach allowed by IFRS 1 by applying the fair value option for certain property, plant and equipment at December 31, 2011. Please explain why you believe it is appropriate to utilize the fair value of certain property, plant and equipment at December 31, 2011 for determining the deemed cost of such assets at January 1, 2011. Also, please tell us and explain in the notes to your financial statements how you calculated the

estimated $403,563 adjustment to be made to property, plant and equipment as a result of adopting IFRS.

Note (23) Differences between Mexican Reporting Standards and United States Generally Accepted Accounting Principles
Business Combination – OK Industries acquisition, page F-81

6. We note that you have presented pro forma financial information for the years ended December 31, 2010 and 2011 giving effect to the Ok Industries acquisition transaction as if it had occurred at the beginning of the comparable prior annual reporting period, in US dollars. In future filings, please revise to present such disclosures in your reporting currency rather than in US dollars.

Summary of adjustments to reconcile MexFRS and U.S. GAAP

7. Based on the net income per basic and diluted share disclosed for 2011 of $2.11 per share it appears that the Company utilized comprehensive income for 2011 rather than net income to compute the Company's earnings per share for US GAAP purposes. Please revise to compute net earnings per share for US GAAP purposes using the Company's net income as determined in accordance with US GAAP rather than total comprehensive income. Refer to the guidance outlined in ASC 260-10-45.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief